VIA EDGAR SUBMISSION

June 8, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:

Re:	MainStreet Bancshares, Inc.
Request for Acceleration of Effectiveness of:
● Registration Statement on Form S-3, as amended
File No. 333-295929; and
● Post-Effective Amendment No. 1 to
Registration Statement on Form S-3
File No. 333-279617

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), MainStreet Bancshares, Inc. hereby requests that both of the above-referenced Registration Statements on Form S-3 be declared effective under the 1933 Act at 4:00 p.m., Eastern Time, on June 10, 2026, or as soon thereafter as practicable.

Please contact Edward Crosland of Jones Walker LLP, the registrant’s legal counsel, at (202) 203-1088 with any questions or comments.

Very truly yours,

MainStreet Bancshares, Inc.

By:	/s/ Jeff W. Dick
	Name:	Jeff W. Dick
	Title:	Chairman and Chief Executive Officer